# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CVR PARTNERS, LP, CIK 0001425292
CUSIP: 126633205
Title of class of securities: Common Units
Address of issuer's principal executive offices: 2277 PLAZA DRIVE, SUITE 500, SUGAR LAND, Texas (TX), 77479
Date of event which requires filing of this statement: 12/20/2024
Amends the filing with accession number 0001104659-24-035665
Filed by CIK 0000921669
Persons authorized to receive notices and communications: Jesse A. Lynn, Esq., Icahn Enterprises L.P., 16690 Collins Avenue, PH-1, Sunny Isles Beach, Florida (FL), 33160, 305-422-4100

## Reporting persons
- IEP Energy Holding LLC (CIK 0001830292): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 4,054,457; sole dispositive power 0; shared dispositive power 4,054,457; aggregate amount beneficially owned 4,054,457 (38.4% of the class)
- AMERICAN ENTERTAINMENT PROPERTIES CORP. (CIK 0001738751): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 162,457; shared voting power 4,054,457; sole dispositive power 162,457; shared dispositive power 4,054,457; aggregate amount beneficially owned 4,054,457 (38.4% of the class)
- ICAHN ENTERPRISES HOLDINGS L.P. (CIK 0001034563): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 4,054,457; sole dispositive power 0; shared dispositive power 4,054,457; aggregate amount beneficially owned 4,054,457 (38.4% of the class)
- ICAHN ENTERPRISES G.P. INC. (CIK 0001257324): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 4,054,457; sole dispositive power 0; shared dispositive power 4,054,457; aggregate amount beneficially owned 4,054,457 (38.4% of the class)
- BECKTON CORP (CIK 0001080113): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 4,054,457; sole dispositive power 0; shared dispositive power 4,054,457; aggregate amount beneficially owned 4,054,457 (38.4% of the class)
- ICAHN CARL C (CIK 0000921669): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 4,054,457; sole dispositive power 0; shared dispositive power 4,054,457; aggregate amount beneficially owned 4,054,457 (38.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Units
Name of issuer: CVR PARTNERS, LP
Address of issuer's principal executive offices: 2277 PLAZA DRIVE, SUITE 500, SUGAR LAND, Texas (TX), 77479
Comment: The Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on March 18, 2024, as amended by Amendment No. 1 thereto filed with the Commission on August 19, 2024 and Amendment No. 2 thereto filed with the Commission on November 8, 2024 (as amended, the "Schedule 13D"), by IEP Energy Holding LLC, American Entertainment Properties Corp. ("AEP"), Icahn Enterprises Holdings L.P., Icahn Enterprises GP Inc., Beckton Corp. and Carl C. Icahn (the "Reporting Persons"), with respect to common units representing limited partner interests (the "Common Units") of CVR Partners, LP, a Delaware limited partnership (the "Issuer"), is hereby further amended by and for each of the Reporting Persons to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On December 20, 2024, AEP entered into a trading plan (the "10b5-1 Trading Plan") pursuant to Rule 10b5-1 under the Act. The 10b5-1 Trading Plan provides that Jefferies LLC (the "Broker") may make periodic purchases of up to an aggregate of 320,000 Common Units on behalf of AEP beginning on January 20, 2025. The amount and timing of purchases, if any, pursuant to the 10b5-1 Trading Plan will be determined based on the terms of the 10b5-1 Trading Plan, market conditions, unit price and other factors. The 10b5-1 Trading Plan will terminate at the earlier of the execution of all purchase orders pursuant to the 10b5-1 Trading Plan or June 1, 2025, or when the 10b5-1 Trading Plan is otherwise terminated pursuant to its terms. The foregoing summary is qualified in its entirety by reference to the 10b5-1 Trading Plan, a copy of which is filed as Exhibit 9 to this Amendment No. 3, and which is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5 of the Schedule 13D is hereby amended and supplemented as follows:

The percentages set forth on the cover pages are based on 10,569,637 outstanding Common Units as of October 25, 2024, as set forth in the Issuer's Quarterly Report on Form 10-Q filed on October 29, 2024. AEP holds 162,457 Common Units. Each of Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Common Units and each of the Reporting Persons disclaims beneficial ownership of the other Common Units reported on this Schedule 13D.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Item 5(a) is incorporated into this Item 5(b).
Transactions in the class effected during the past sixty days:
The below sets forth all transactions with respect to the Common Units by any Reporting Person since the most recent amendment to the Schedule 13D.

American Entertainment Properties Corp (AEPC) purchased Common Units as follows: (i) 11/11/24, 10,697 Common Units at $71.82 per Unit; (ii) 11/12/2024, 8,708 Common Units at $71.28 per Unit; (iii) 11/13/2024, 7,927 Common Units at $71.51 per unit; (iv) 11/14/2024, 4,163 Common Units at $$72.25 per unit; (v) 11/15/2024, 4,593 Common Units at $72.76 per unit; (vi) 11/18/2024, 5,215 Common Units at $71.92 per unit; (vii) 11/19/2024, 6,106 Common Units at $71.41 per unit; (viii) 11/20/2024, 3,068 Common Units at $71.19 per unit; (ix) 11/21/2024, 10,000 Common Units at $71.96 per unit; (x) 11/22/2024, 2,500 Common Units at $72.36 per unit; (xi) 11/25/2024, 10,000 Common Units at $71.55 per unit; (xii) 11/26/2024, 13,315 Common Units at $70.72 per unit; (xiii) 12/13/2024, 2, 851 Common Units at $74.84; (xiv) 12/16/2024, 2,518 Common Units at $74.97 per unit; (xv) 12/17/2024, 3,655 Common Units at $74.82 per unit; (xvi) 12/18/2024, 2,287 Common Units at $74.55 per unit; (xvii) 3,100 Common Units at $73.99 per unit; and (xviii) 12/20/2024, 6,202 Common Units at $74.22 per unit.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Amendment No. 3 with respect to the 10b5-1 Trading Plan is incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 9 - 10b5-1 Trading Plan, dated December 20, 2024.

## Signatures
- IEP Energy Holding LLC: /s/ Ted Papapostolou, Ted Papapostolou, Chief Financial Officer and Secretary (12/20/2024)
- AMERICAN ENTERTAINMENT PROPERTIES CORP.: /s/ Ted Papapostolou, Ted Papapostolou, Chief Financial Officer and Secretary (12/20/2024)
- ICAHN ENTERPRISES HOLDINGS L.P.: /s/ Ted Papapostolou, Ted Papapostolou, Chief Financial Officer and Secretary (12/20/2024)
- ICAHN ENTERPRISES G.P. INC.: /s/ Ted Papapostolou, Ted Papapostolou, Chief Financial Officer and Secretary (12/20/2024)
- BECKTON CORP: /s/ Ted Papapostolou, Ted Papapostolou, Vice President (12/20/2024)
- ICAHN CARL C: /s/ Carl C. Icahn, Carl C. Icahn (12/20/2024)